Mail Stop 4561

March 27, 2009

VIA USMAIL and FAX (617) 236-3311

Mr. Michael E. LaBelle
Chief Financial Officer of Boston Properties, Inc.
Boston Properties Limited Partnership
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103

  **Re:** **Boston Properties Limited Partnership**
    **Form 10-K for the year ended December 31, 2008**
    **Filed on March 2, 2009**
    **File No. 000-50209**

Dear Mr. LaBelle:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 2. Properties, page 34

1. In future filings, please include the occupancy rate expressed as a percentage and the average annual rent per square foot or applicable unit, on a portfolio basis and compare such rates to the prior fiscal year's rates.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Real Estate, page 109

1.      We note on page 50 that you established a reserve for the full amount of the
        accrued straight-line rent balance associated with your lease in New York City
        with Lehman Brothers, Inc.  Your disclosure on page 38 indicates that Lehman
        Brothers, Inc. is one of your largest tenants.  Therefore, please tell us how the
        current events surrounding Lehman Brothers and the fact that you reserved
        against the entire amount of Lehman Brothers' accrued rent, impacts your
        impairment analysis of the property that they occupy.  Similarly, tell us how the
        current events in the real estate industry, generally, impact your impairment
        analysis

Note 5 – Investments in Unconsolidated Joint Ventures, page 120

2.      Tell us what substantive participating rights under EITF 04-5 were held by the
        other venture partners in the General Motors Building that precluded
        consolidation of your 60% interest in the property.

Note 8 – Unsecured Exchangeable Senior Notes, pages 126 – 129

3.      Relative to your Capped Call Transactions, please tell us how you considered the
        applicability of SFAS 133 and EITF 00-19. We also note that you recorded the
        $44 million cost of the transaction as an adjustment to Partner's Capital.  Please
        describe your basis in GAAP for this accounting treatment.

Note 17 – Stock Option and Incentive Plan and Stock Purchase Plan, page 144

4.      We note that your 2008 OPP Units were valued at approximately $19.7 million
        utilizing a Monte Carlo simulation.  Tell us and consider disclosing in future
        filings the assumptions used in your valuation model as required by paragraph
        240(e) of SFAS 123R and your policy for expense recognition similar to your
        disclosure on page 58.  In addition, please clarify if consideration was received
        from the employees at the time the OPP Units were granted, and if so how that
        impacted your accounting treatment for these awards in your financial statements.
        Lastly, we note that *prior* to the measurement date the OPP Units are entitled to
        receive distributions equal to $1/10^{th}$ of the regular quarterly distributions.  Please
        confirm the OPP Units did not receive any distributions to date, otherwise how
        did you evaluate EITF 03-6 in light of that provision.

Schedule III

5.      We note that the amounts reported as Costs Capitalized Subsequent to Acquisition for various individual properties differ from the corresponding amounts reported for Boston Properties, Inc.  Please describe the reason for this discrepancy.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief